UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PalmSource, Inc.

(Name of Subject Company (Issuer))

PalmSource, Inc.

(Names of Filing Persons)

Options to Purchase Common Stock, par value $0.001 per share

(Title of Class of Securities)

697154102

(CUSIP Number of Class of Securities)

David C. Nagel

Chief Executive Officer

PalmSource, Inc.

1240 Crossman Avenue

Sunnyvale, California 94089-1116

(408) 400-3000

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

with a copy to:

Lawrence B. Rabkin, Esq.

Deborah A. Marshall, Esq.

Maurine M. Murtagh, Esq.

Howard, Rice, Nemerovski, Canady, Falk & Rabkin

A Professional Corporation

Three Embarcadero Center, 7th Floor

San Francisco, California 94111

(415) 434-1600

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee

N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Exhibit Index

Exhibit No.	Description

99.1	Disclosure from PalmSource’s Registration Statement on Form S-1, as amended (File No. 333-111871), filed with the Securities and Exchange Commission on March 18, 2004, describing the Option Exchange program.